SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: June 15, 2006	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Cr. N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Appoints Mr. Ger J. van Amersfoort to the Board of Directors
CALGARY, AB — June 15, 2006 — Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) (‘Oncolytics’) today announced the appointment of Mr. Ger J. van Amersfoort to Oncolytics’ Board of Directors.
“Mr. van Amersfoort brings a wealth of international pharmaceutical leadership experience to the Company,” said Dr. Brad Thompson, President and CEO of Oncolytics. “In his career, Mr. van Amersfoort was responsible for the substantial growth of a number of pharmaceutical companies in Europe and North America, in the process launching numerous products which became leaders in their respective segments.”
Until retiring in 2001, Mr. van Amersfoort was the President and Chief Executive Officer of Novartis Canada, a pharmaceutical company with in excess of $1 billion in annual sales and a workforce of 1,500. Before joining Novartis, he was President and Chief Executive Officer of the U.K. SmithKline Beecham operations from 1997 until managing the merger with Novartis in 1999. From 1990 to 1997, Mr. van Amersfoort headed up SmithKline Beecham operations in Canada as President and Chief Executive Officer. Prior to that, he held managing director positions with Beecham and The Boots Company, and sales positions with Bristol Myers in Holland. He is a recipient of the Paul Harris Medal and the Commemorative Medal of the Queen for outstanding services to the community. He has served on the Board of the Pharmaceutical Manufacturers Association of Canada (now Rx and D) for more than nine years, serving as chairman in 1996.
“Oncolytics has a very innovative and exciting approach to cancer treatment,” said Mr. van Amersfoort. “I am delighted to be joining the Company at this important stage in its development.”
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I and Phase I/II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation. For further information about Oncolytics, please visit www.oncolyticsbiotech.com
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group
Cathy Ward	Nick Hurst
210, 1167 Kensington Cr NW	20 Toronto Street
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8
Tel: 403.670.7377	Tel: 416.815.0700 ext.226
Fax: 403.283.0858	Fax: 416.815.0080
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com

The Investor Relations Group	RenMark Financial Communications
Damian McIntosh	John Boidman
11 Stone St, 3rd Floor	2080 Rene Levesque Blvd. W.
New York, NY 10004	Montreal, PQ H3H 1R6
Tel: 212.825.3210	Tel: 514.939.3989
Fax: 212.825.3229	Fax: 514.939.3717
dmcintosh@investorrelationsgroup.com	jboidman@renmarkfinancial.com